Exhibit 99.1

Fusion Fuel Green PLC Announces New and Renewed Utility Contracts and Associated Recurring Revenue Through Al Shola Gas Subsidiary

Dublin, Ireland – September 8, 2025 – Fusion Fuel Green PLC (“Fusion Fuel” or the “Company”) (NASDAQ: HTOO), a provider of integrated energy solutions, announced that its subsidiary, Al Shola Al Modea Distribution LLC (“Al Shola Gas” or “ASG”), has signed two significant liquefied petroleum gas (“LPG”) utility engineering and supply contracts for new residential developments in Dubai, United Arab Emirates, and renewed a number of similar contracts.

Under the two contracts, which were signed in August and early September 2025, ASG will provide for the installation and connection of central gas supply systems for a total of 1,244 residential units. These services are expected to generate a combination of initial one-time project revenue totalling approximately AED 680,000 (approximately $185,000), and recurring annual revenue from the supply and billing of LPG totalling approximately AED 650,000 (approximately $177,000).

Including these contracts, ASG’s aggregate LPG engineering revenues are expected to exceed $6.7 million in 2025. Associated bulk LPG supply contracts are expected to generate approximately $1.77 million in annual recurring revenue.

In addition to these new contracts, ASG has renewed a number of engineering and LPG supply contracts in recent weeks, which are expected to bolster its recurring revenue stream. Collectively, the renewed contracts are expected to generate approximately AED 810,000 (approximately $217,000) in continued annual recurring revenue, supporting the Company’s ongoing growth and enhanced stability of future earnings. Furthermore, ASG has signed a Letter of Intent (the “Letter of Intent”) for an additional engineering project, subject to final contract approval, which is anticipated within the near future.

“These recent project wins further demonstrate the strength of our operational execution and the rising demand in our region,” said John-Paul Backwell, CEO of Fusion Fuel. “We’re expanding our presence throughout the United Arab Emirates, securing reliable, recurring revenue, and establishing ASG as a leading player in the utility services market. Meanwhile, Fusion Fuel continues to develop several exciting projects, partnerships, and innovative initiatives across both renewable and conventional energy sectors. Together, we are building a diversified, high-growth energy platform aimed at delivering long-term value for our shareholders.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. The Company is headquartered in Ireland with operations in Europe and the Middle East.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the Company’s ability to deliver the required services under its contracts; the ability of the parties to the Letter of Intent to enter into a definitive agreement; the ability of the new and renewed projects to generate the expected free cash flows or revenues necessary for the Company to generate the anticipated returns on its contemplated financial or operational commitments in connection with these transactions; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu
www.fusion-fuel.eu